Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-42766



                                 InnovaCom Inc.

                              Prospectus Supplement
                    (To Prospectus Dated August 30, 2000)


     You should read this prospectus supplement and the related prospectus carefully before you invest. Both documents contain information you should consider when making your investment decision.

     On August 31, 2000, we issued a drawdown notice to Jashell Investments Limited in connection with the common stock purchase agreement dated June 19, 2000, as amended on July 26, 2000, evidencing an equity draw down facility between us and Jashell Investments Limited. The notice offered to sell up to $500,000 of our common stock to Jashell Investments Limited based on the formula in the stock purchase agreement, during the 22 day period beginning on September 1, 2000 and ending on September 28, 2000. During the first 10 days, Jashell Investments Limited purchased a total of 790,314 shares of our common stock at an average purchase price of $0.3163 per share. The Average Daily Price of our common stock as quoted on the OTC Bulletin Board during the Draw Down period was $0.4275. These purchases resulted in aggregate proceeds of $250,000 being paid to us by Jashell Investments Limited. Additionally, as part of the purchase, Jashell Investments Limited received warrants to purchase up to 395,157 shares of our common stock at an exercise price of $0.3163 per share which were exercised providing us with an additional $125,000.

     The attached prospectus relates to the resale of shares acquired by Jashell Investments Limited pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Jashell Investments Limited. Because Jashell Investments Limited may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold after the completion of the offering.

     We expect to use the proceeds of this sale of common and upon the exercise of warrants for cash issued to the Jashell Investments Limited pursuant to this sale of common stock for working capital.



          The date of this prospectus supplement is September 19, 2000.